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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                             -----------------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)


 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
            AND (d)AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                               (Amendment No.__)1



                          Captiva Software Corporation
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    14073T109
                                    ---------
                                 (CUSIP Number)

                                 August 1, 2002
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|          Rule 13d-1(b)
|X|          Rule 13d-1(c)
|_|          Rule 13d-1(d)

---------------------

         1........The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No.  14073T109                     13G                      Page 2 of 6
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-------------------------------------------------------------------------------
1
              Name of Reporting Person
              I.R.S. IDENTIFICATION No. OF ABOVE PERSON (ENTITIES ONLY)

              Thomas I. Unterberg

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2
              Check the Appropriate Box if a Member of a Group

              Not applicable.
                                                                (a) |_|
                                                                (b) |_|
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3
              SEC USE ONLY

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4
              Citizenship or Place of Organization

              United States

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                    5 Sole Voting Power

                      314,672 shares of Common Stock
                    ------------------------------------------------------------
NUMBER OF SHARES    6 Shared Voting Power
  BENEFICIALLY
 OWNED BY EACH        840,621 shares of Common Stock
REPORTING PERSON    ------------------------------------------------------------
      WITH          7 Sole Dispositive Power

                      314,672 shares of Common Stock
                    ------------------------------------------------------------
                    8 Shared Dispositive Power

                      840,621 shares of Common Stock
--------------------------------------------------------------------------------
9             Aggregate Amount Beneficially Owned by Each Reporting Person

              1,155,293 shares of Common Stock
--------------------------------------------------------------------------------
10            Check Box if the Aggregate Amount in Row  (9) Excludes Certain
              Shares*                  |_|

              Not applicable.
--------------------------------------------------------------------------------
11            Percent of Class Represented by Amount in Row (9)

              13.1% (of 8,826,565 shares as of 9/4/2002)
--------------------------------------------------------------------------------
12            Type of Reporting Person*
              IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!









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CUSIP No.  14073T109                     13G                      Page 3 of 6
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Item 1.           (a).     Name of Issuer:

                           Captiva Software Corporation (the "Company")
                                                              -------

                  (b).     Address of Issuer"s Principal Executive Offices:

                           10125 Mesa Rim Road
                           San Diego, California  92121

Item 2.           (a).     Name of Person Filing:

                           Thomas I. Unterberg

                  (b).     Address of Principal Business Office or, if None,
                           Residence:

                           c/o C.E. Unterberg, Towbin
                           350 Madison Avenue
                           New York, New York  10017

                  (c).     Citizenship:

                           United States

                  (d).     Title of Class of Securities:

                           Common Stock

                  (e).     CUSIP Number:

                           14073T109


Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check whether the Person Filing is:

                  Not applicable.

                  (a)      |_|      Broker or dealer registered under Section
                                    15 of the Exchange Act;

                  (b)      |_|      Bank as defined in Section 3(a) (6) of the
                                    Exchange Act;

                  (c)      |_|      Insurance company as defined in Section 3(a)
                                   (19) of the Exchange Act;

                  (d)      |_|      Investment company registered under Section
                                    8 of the Investment Company Act;

                  (e)      |_|      An investment adviser in accordance with
                                    Rule 13-d-1(b) (1) (ii) (E);


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CUSIP No.  14073T109                     13G                      Page 4 of 6
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                  (f)      |_|      An Employee benefit plan or endowment fund
                                    in accordance with Rule 13-d-1(b)(1)(ii)(F);

                  (g)      |_|      A parent holding company or control person
                                    in accordance with Rule 13-d-1(b)(1)(ii)(G);

                  (h)      |_|      A Savings association as defined in Section
                                    3(b) of the Federal Deposit Insurance Act;

                  (i)      |_|      A church plan that is excluded from the
                                    definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act;

                  (j)      |_|      Group, in accordance with Rule 13-d-1(b)(1)
                                    (ii)(J);

Item 4.           Ownership.

         (a)      Amount Beneficially Owned:  1,155,293

         (b)      Percent of Class:  13.1%

         (c)      Number or shares as to which such person has:

                  (i)      Sole Power to Vote or Direct the Vote:  314,672

                  (ii)     Shared Power to Vote or Direct the Vote:  840,621

                  (iii)    Sole Power to Dispose or to Direct the Disposition:
                           314,672

                  (iv)     Shared Power to Dispose or to Direct the
                           Disposition:
                           840,621

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.
         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Thomas I. Unterberg is the trustee controlling the following shares owned by two family trusts and two family foundations: (i) E. Celli Family Trust
- 25,205 shares; (ii) E. Satloff Family Trust - 25,205 shares; (iii) B&I Unterberg Foundation - 25,205 shares; and (iv) M&C Unterberg Foundation - 50,409 shares. As trustee, Mr. Unterberg does not have the right to receive the proceeds from the sale of such shares.

         In addition, Mr. Unterberg is one of two managing members of CEUT, LLC, an investment partnership which owns 189,274 shares. Mr. Unterberg is also one of four members of the Executive Committee of a registered investment advisor which has discretionary authority over four private investment partnerships which own the following shares:(i)Cap Partners I, L.P. - 285,154 shares; (ii) UT Tech I, L.P. - 230,501 shares;(iii) UT Tech II, L.P. - 62,514 shares; and (iv) UT Tech Fd. Ltd. - 73,179


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CUSIP No.  14073T109                     13G                      Page 5 of 6
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shares. In each case, the respective investment partnerships have the right to receive and the power to direct the receipt of dividends and sale proceeds.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certifications.

         The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


             [The remainder of this page intentionally left blank.]


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CUSIP No.  14073T109                     13G                      Page 6 of 6
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                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: September 9, 2002                          /s/ Thomas I. Unterberg
                                                 -----------------------
                                                 By: Thomas E. Duggan
                                                     UPA January 3, 2002